Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


            ELAN ANNOUNCES REPAYMENT BY EPIL II OF $450 MILLION NOTES
                                   AT MATURITY

DUBLIN, IRELAND, JUNE 29, 2004 -- Elan Corporation, plc announced today the repayment by Elan Pharmaceutical Investments II, Ltd. (EPIL II) of the $450.0 million guaranteed notes which were issued on June 28, 2000 and matured on June 28, 2004 together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II's entire investment portfolio. The balance of $391.8 million was funded by Elan under its guarantee and will result in a charge in the second quarter of 2004 of $33.4 million, consisting of interest of $10.8 million and investment losses of $22.6 million.

Elan's cash balances at June 28, 2004, after making the payment under the guarantee, exceeded $670 million and Elan's debt position has been reduced to approximately $1.5 billion, approximately $1.1 billion of which is not due until 2008.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.